Issuer Free Writing Prospectus Dated January 11, 2013
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Supplement dated January 10, 2013
Relating to Registration No. 333-178481

S&W Seed Company
1,400,000 Shares of Common Stock

This free writing prospectus relates only to the securities described in, and should be read together with, the preliminary prospectus supplement dated January 10, 2013 (the "Prospectus") included in S&W Seed Company's Registration Statement on Form S-3 (Registration No. 333-178481) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	S&W Seed Company

NASDAQ Symbol:	SANW

Common Stock Offered By the Issuer:	1,400,000 shares

Price to the Public:	$7.50

Gross Proceeds:	$10,500,000

Net Proceeds:	Approximately $9.51 million, after deducting underwriting discounts and commissions and estimated offering expenses.

Use of Proceeds:

S&W Seed Company intends to use the net proceeds from this offering to meet its working capital needs and general corporate purposes. S&W Seed Company may use a portion of the net proceeds to fund the cash portion of one or more acquisitions, but there are no commitments for a specific acquisition.

Dilution:

Our net tangible book value as of September 30, 2012 was approximately $3.09 per share. Based on the public offering price of $7.50 per share, there will be an immediate increase in net tangible book value of approximately $0.70 per share to existing stockholders as a result of this offering and immediate dilution in net tangible book value of approximately $3.71 per share to new investors purchasing shares in this offering.

Trade Date:	January 11, 2013

Closing Date:	January 16, 2013

CUSIP:	785135104

Underwriter:	Piper Jaffray & Co.

Lock-Up Provisions:	The Company, its executive officers and directors have entered into 90-day lock-up agreements with the underwriter.

Eligibility:	No eligibility restrictions in the United States.

S&W Seed Company filed a registration statement (including a base prospectus and a preliminary prospectus supplement thereto) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the base prospectus and the preliminary prospectus supplement thereto in that registration statement (including the documents incorporated by reference therein) and other documents S&W Seed Company filed with the SEC for more complete information about S&W Seed Company and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying preliminary prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

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